RAYONIER INC.

1 Rayonier Way

Wildlight, FL 32097

December 22, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rayonier Inc.

Registration Statement on Form S-4

File No. 333-292031

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-292031) (as amended, the “Registration Statement”) of Rayonier Inc., so that such Registration Statement will be declared effective as of 4:30 p.m. (Eastern time) on December 23, 2025, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wachtell, Lipton, Rosen & Katz, by calling Kyle Diamond at (212) 403-1077.

Thank you for your assistance in this matter.

Sincerely,

RAYONIER INC.

/s/ Mark D. McHugh
Mark D. McHugh
President and Chief Executive Officer

cc:

David K. Lam, Wachtell, Lipton, Rosen & Katz

Kyle Diamond, Wachtell, Lipton, Rosen & Katz